July 16, 2025

Bhargav Marepally
Chief Executive Officer
StoneBridge Acquisition II Corporation
One World Trade Center, Suite 8500
New York, NY 10007

       Re: StoneBridge Acquisition II Corporation
           Amendment 1 to Registration Statement on Form S-1
           Filed July 7, 2025
           File No. 333-286983
Dear Bhargav Marepally:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 29, 2025 letter.

Amendment 1 to Form S-1 filed July 7, 2025
The nominal purchase price paid by our initial shareholders..., page 79

1. We note that the disclosure immediately prior to the table states that the sponsor's investment in the founder shares was approximately $0.02 per share, while the table itself states that the sponsor's investment in Class B ordinary shares was $0.57 per share. To avoid confusion, please revise the tabular disclosure to show separate line items for the sponsor's investment per share for the Class B founder shares and for the
       Class A shares included in the private units. Footnote (2) to the table may be revised to disclose the $0.57 per share investment by the sponsor for all shares it has purchased.
 July 16, 2025
Page 2
Our Sponsor, page 108

2. Please revise disclosure accompanying the table on page 111 to include the terms of the anti-dilution adjustment upon conversion of the founder shares at the time of the initial business combination, so that it is clear how the number of additional shares the sponsor may receive upon conversion of the Class B will be determined. General

3. We note your footnotes on pages 3, 4, 107, and 108 provide URLs and hyperlinks to websites to support factual assertions, statistical data, and other information included in your registration statement. Please be advised that where you include a hyperlink or
       URL in your filing, you assume responsibility for the information on the hyperlinked website and the information accessible through the hyperlinked website as if it were part of your filing. Please revise to include this disclosure in your registration statement as applicable, or advise. Please refer to SEC Release No. 34-42728 for guidance.
4.     Please provide an updated auditors' consent within your next filing.

       Please contact Wilson Lee at 202-551-3468 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pamela Long at 202-551-3765 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Kelvin Kesse, Esq.